UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

TABLE OF CONTENTS

Exhibits

99.1	Consolidated Financial Statements for the Year Ended December 31, 2006

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: March 1, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Labopharm Inc.

Consolidated Financial Statements

For the Year Ended December 31, 2006

AUDITORS’ REPORT

To the Shareholders of

Labopharm Inc.

We have audited the consolidated balance sheets of Labopharm Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows, for each of the years in the three-year period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.

(signed)
Montréal, Canada	Ernst & Young LLP
February 9, 2007	Chartered Accountants

Labopharm Inc.

CONSOLIDATED BALANCE SHEETS

[thousands of Canadian dollars]

As at December 31,	2006 $	2005 $
ASSETS [note 12]
Current
Cash and cash equivalents	13,722	20,282
Marketable securities [note 4]	85,747	14,611
Accounts receivable [note 5]	4,002	532
Research and development tax credits receivable [note 16]	1,869	875
Income taxes receivable	939	426
Inventories [note 6]	5,287	2,188
Prepaid expenses and other assets	1,384	452

Total current assets	112,950	39,366

Restricted long-term investments [note 7]	1,280	1,271
Property, plant and equipment, net [note 8]	10,909	10,280
Intangible assets [note 9]	3,205	3,231
Deferred financing costs	156	364
Future income tax asset [note 15]	134	—

	128,634	54,512

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities [note 10]	8,908	10,090
Current portion of deferred revenue	7,916	9,067
Current portion of obligations under capital leases [note 11]	94	83
Current portion of long-term debt [note 12]	4,425	3,383

Total current liabilities	21,343	22,623

Deferred revenue	16,593	20,834
Obligations under capital leases [note 11]	5,746	5,840
Long-term debt [note 12]	3,396	7,818

Total liabilities	47,078	57,115

Shareholders’ equity (deficiency)
Common shares, no par value, unlimited authorized shares, 56,747,963 and 43,673,863 issued as at December 31, 2006 and 2005, respectively [note 13]	241,588	135,631
Contributed surplus	8,417	6,350
Deficit	(168,449)	(144,584)

Total shareholders’ equity (deficiency)	81,556	(2,603)

	128,634	54,512

Commitments, guarantees and contingencies [notes 14 and 15]

See accompanying notes

On behalf of the Board:
	(signed)	(signed)
	James R. Howard-Tripp	James S. Scibetta

Labopharm Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

[thousands of Canadian dollars, except share and per share amounts]

For the years ended December 31,	2006 $	2005 $	2004 $
REVENUE
Product sales [note 22]	6,863	1,269	—
Cost of goods sold [note 8]	4,998	758	—

Gross profit on product sales	1,865	511	—

Other revenue [note 22]
Licensing	9,011	1,908	106
Research and development contracts	—	61	1,288

	10,876	2,480	1,394

EXPENSES
Research and development expenses	18,716	22,451	16,037
Government assistance [note 16]	(3,078)	(2,713)	(823)

	15,638	19,738	15,214
Selling, general and administrative expenses [note 23]	17,014	12,188	9,878
Financial expenses [note 17]	2,654	1,937	864
Depreciation and amortization	1,686	1,664	1,662
Interest income	(3,379)	(557)	(538)
Foreign exchange gain	(1,008)	(355)	(57)
Expenses related to an incomplete financing initiative	—	—	1,509

	32,605	34,615	28,532

Loss before income taxes	(21,729)	(32,135)	(27,138)
Provision for income taxes [note 15]	2,136	1,199	41

Net loss for the year	(23,865)	(33,334)	(27,179)

Net loss per share – basic and diluted	(0.46)	(0.78)	(0.68)

Weighted average number of shares outstanding	52,402,798	42,922,741	39,954,488

See accompanying notes

Labopharm Inc.

CONSOLIDATED STATEMENTS OF DEFICIT

[thousands of Canadian dollars]

For the years ended December 31,	2006 $	2005 $	2004 $
Balance, beginning of year [as previously reported]	(144,584)	(111,250)	(81,095)
Adjustment for change in accounting policy [note 3]	—	—	(2,976)

Balance, beginning of year [as adjusted]	(144,584)	(111,250)	(84,071)
Net loss for the year	(23,865)	(33,334)	(27,179)

Balance, end of year	(168,449)	(144,584)	(111,250)

See accompanying notes

Labopharm Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[thousands of Canadian dollars]

For the years ended December 31,	2006 $	2005 $	2004 $
OPERATING ACTIVITIES
Net loss for the year	(23,865)	(33,334)	(27,179)
Items not affecting cash:
Depreciation of property, plant and equipment	1,514	1,524	1,520
Amortization of intangible assets	230	140	142
Amortization of deferred financing costs	208	110	—
Amortization of premium or discount on marketable securities	146	—	—
Financial expenses	—	271	—
Unrealized foreign exchange gain	(921)	(232)	—
Future income taxes	(134)	—	—
Stock-based compensation	2,600	1,754	1,775

	(20,222)	(29,767)	(23,742)
Net change in non-cash operating items [note 18]	(14,872)	28,727	660

	(35,094)	(1,040)	(23,082)

INVESTING ACTIVITIES
Acquisition of marketable securities	(106,276)	(20,440)	(43,547)
Proceeds on disposal of marketable securities	5,000	958	4,353
Proceeds from maturities of marketable securities	29,994	25,685	37,106
Acquisition of property, plant and equipment	(1,711)	(843)	(1,000)
Acquisition of intangible assets	(1,366)	(173)	(187)

	(74,359)	5,187	(3,275)

FINANCING ACTIVITIES
Repayment of obligations under capital lease	(83)	(134)	(171)
Proceeds from issuance of capital stock [note 13]	114,664	2,093	30,813
Issuance costs of capital stock [note 13]	(9,240)	—	(2,196)
Repayment of long-term debt	(3,271)	—	—
Proceeds from issuance of long-term debt	—	11,586	—
Proceeds from issuance of warrants	—	731	—
Deferred financing costs	—	(474)	—

	102,070	13,802	28,446

Foreign exchange gain (loss) on cash held in foreign currencies	823	(476)	—

Net increase (decrease) in cash and cash equivalents during the year	(6,560)	17,473	2,089
Cash and cash equivalents, beginning of year	20,282	2,809	720

Cash and cash equivalents, end of year	13,722	20,282	2,809

Supplemental cash flow information:
Interest paid	1,994	1,434	863
Income taxes paid	633	427	(18)

See accompanying notes

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

1. DESCRIPTION OF BUSINESS

Labopharm Inc. [the “Company”], incorporated under the Companies Act (Québec) is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell the pharmaceutical products incorporating the Company’s proprietary technologies. The future profitability of the Company is dependent upon such factors as the success of clinical trials, the approval by regulatory authorities of products developed by the Company, and the ability of the Company to successfully market, sell and distribute its products. It may be necessary for the Company to obtain additional financing to complete its projects.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“GAAP”]. The most significant accounting policies are summarized below. A reconciliation of significant differences with generally accepted accounting principles in the United States is presented in note 24.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates and such differences could be material.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries, Labopharm Europe Limited, Labopharm (Barbados) Limited, Labopharm Cyprus Limited and Labopharm USA, Inc. All significant inter-company transactions and balances have been eliminated upon consolidation.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Revenue recognition

The Company recognizes revenue from product sales, research and development contracts, and licensing arrangements, which may include multiple elements. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting, if certain criteria are met. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Licensing revenue – For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund provision, revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. Milestone payments are recognized as revenue when the underlying condition is met, the milestone is not a condition to future deliverables, and collectibility is reasonably assured. Otherwise, they are recognized as revenue over the remaining term of the underlying agreement or the term over which the Company maintains substantive contractual obligations. Amounts received in advance of recognition are included in deferred revenue.

Product sales – Revenue is recognized when the product is shipped to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped, prices are fixed or determinable, and collection is reasonably assured. The Company’s products are indirectly subject to pricing regulations in certain markets.

Research and development contracts – The Company recognizes revenue from various research agreements as the contracted services are performed or when milestones are achieved, in accordance with the terms of the specific agreements. Up-front payments for the use of technology where further services are to be provided or fees received on the signing of research agreements are recognized over the period of performance of the related activities. Amounts received in advance of recognition are included in deferred revenue.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts related to its accounts receivable. The Company reviews its accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and include these in its allowance, however, actual write-offs might exceed the recorded allowance. The Company did not have an allowance for doubtful accounts as at December 31, 2006 and 2005.

Cash and cash equivalents

Cash and cash equivalents consist of cash and all highly liquid short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company considers these highly liquid short-term investments with a maturity on acquisition of less than three months to be cash equivalents.

Marketable securities

Short-term investments are recorded at the lower of amortized cost or fair value on a portfolio basis. Long-term investments are accounted for at amortized cost. Investments are written down to their fair value based on quoted market prices, when a decline in value is other than temporary. The amortization of acquisition premiums or discounts is recorded as a deduction from or addition to interest earned on those securities, respectively.

Inventories

Inventories are valued at the lower of cost, which is determined on an average cost basis, and net realizable value for finished goods and intermediate finished goods, and replacement cost for raw materials.

Property, plant and equipment

Property, plant and equipment are carried at cost less related investment tax credits for research and development equipment.

Assets acquired under capital leases are carried at cost, being the present value of the minimum lease payments after deduction of executory costs.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Depreciation of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods and rates:

Laboratory and plant equipment	Diminishing balance	20% to 30%
Computer hardware and software	Diminishing balance	30%
Furniture and office equipment	Straight-line	5 to 10 years
Leasehold improvements	Straight-line over the term of the lease	up to 10 years
Building and building improvements	Straight-line over the term of the lease	up to 15 years

Intangible assets

Intangible assets consist of patents and trademarks and intellectual property rights which consist of fees paid to license technology or to acquire patents. The patent costs include legal fees to obtain patents and patent application fees.

Amortization of intangible assets is calculated over their estimated useful lives, which cannot exceed the life of the underlying patents, using the following method and rates:

Patents and trademarks	Straight-line	up to 20 years
Intellectual property rights	Straight-line	up to 20 years

Deferred financing costs

Financing costs associated with the issuance of debt are deferred and amortized over the term of the related debt using the effective yield method.

Impairment of long-lived assets

Property, plant and equipment and other long-lived assets are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset to be held and used with the total of the undiscounted cash flows expected from its use and disposal. If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year.

Research and development expenses

Research expenses are charged to income in the year of expenditure less related tax credits. Development costs net of related tax credits are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Company has not deferred any such development costs to date.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Government assistance

Grant amounts resulting from government assistance programs, including investment tax credits on research and development expenses, are reflected as reductions to the cost of the assets or to the expenses to which they relate at the time the assistance becomes receivable.

Foreign currency translation

The Company’s foreign subsidiaries are considered to be integrated foreign entities and are accounted for in accordance with the temporal method, as are transactions in foreign currencies entered into by the Company. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated in Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income during the year.

Stock-based compensation plan

The Company has a stock-based compensation plan and has applied the fair value based method to expense all options awarded to employees and directors since March 1, 2002. The fair value of stock options granted is determined at the date of grant using the Black-Scholes option pricing model, and expensed over the vesting period of the options. In determining the expense, the Company deducts the number of awards that are expected to be forfeited at the time of grant and the Company revises this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Net loss per share

The basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

The diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options. This method requires that the diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the volume weighted average trading price of the common shares during the period.

Diluted net loss per share is equal to the basic net loss per share since the effect of exercising 2,591,811 options [2005 – 1,574,425 and 2004 – 2,055,946] would be antidilutive for all periods presented.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Issuance costs of capital stock

The Company records issuance costs of capital stock against capital stock.

Recent accounting pronouncements

Comprehensive Income and Equity

In January 2005, the Canadian Institute of Chartered Accountants [“CICA”] released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods of the Company beginning on or after January 1, 2007. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530. The Company believes that the adoption of this standard will not have a material impact on its consolidated results of operations or financial position. However, the Company has not yet determined the required disclosures.

Financial Instruments – Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, Financial Instruments – Recognition and Measurement, effective for annual and interim periods of the Company beginning on or after January 1, 2007. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and accounts payable, loans, investments in debt and equity securities, and derivative contracts. The Company has not yet determined the impact of the adoption of this standard on its consolidated results of operations or financial position.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Hedges

In April 2005, the CICA issued Section 3865 of the CICA Handbook entitled “Hedges”, effective for fiscal years beginning on or after October 1, 2006. This section establishes standards for when and how hedge accounting may be applied. Hedging is an activity designed to modify an entity’s exposure to one or more risks. Hedge accounting modifies the normal basis for recognizing the gains, losses, revenue and expenses associated with a hedged item or a hedging item in an entity’s income statement. It ensures that counterbalancing gains, losses, revenue and expenses are recognized in the same period. The Company believes that the adoption of this standard will not have a material impact on its consolidated results of operations or financial position.

Accounting Changes

In July 2006, the CICA issued changes to the CICA Handbook Section 1506 entitled “Accounting Changes”. The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of GAAP, or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP permit otherwise or where application to comparative information is impractical [the standard provides specific guidance as to what is considered impractical]; expanded disclosures about the effects of changes in accounting policy, estimates and errors to the financial statements; disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity. Changes to this section are effective for interim and annual periods beginning on or after January 1, 2007 and will be adopted by the Company as of that date.

3. CHANGES IN ACCOUNTING POLICY

Stock-based Compensation

In 2003, the CICA amended its pronouncement relating to stock-based compensation requiring companies to measure and expense all equity instruments awarded to employees and directors starting in fiscal years beginning on or after January 1, 2004 in accordance with the fair value method. The fair value of stock options awarded to employees and directors is determined at the date of grant using the Black-Scholes option pricing model, and expensed over the vesting period of the options. The transitional provisions provide for a prospective treatment to this change in accounting policy for those companies who adopt this new pronouncement in fiscal years beginning before January 1, 2004 and a retroactive treatment for those companies adopting on or after January 1, 2004.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

3. CHANGES IN ACCOUNTING POLICY [Cont’d]

Effective January 1, 2004, the Company adopted the retroactive treatment without restatement of prior periods, for options granted since March 1, 2002. Consequently, the opening deficit and contributed surplus balances as at January 1, 2004 increased by $2,976. Prior to January 1, 2004, no compensation expense was recognized when stock options were granted to employees and directors, however the Company provided pro forma information as if the fair value method had been applied.

Non-monetary Transactions

In June 2005, the CICA released new Handbook Section 3831, Non-monetary Transactions, effective for fiscal years beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The adoption of this standard had no impact on the Company’s consolidated results of operations or financial position.

4. MARKETABLE SECURITIES

Marketable securities are comprised of investment grade instruments with an average weighted yield of 4.21% [2005 – 3.05%]. The market value of marketable securities held as at December 31, 2006 and 2005 approximates their carrying value. Marketable securities include the following:

	2006 $	2005 $
Maturing within one year
Commercial paper	46,113	12,209
Corporate bonds	10,062	2,402
Government bonds	21,944	—

	78,119	14,611

Maturing after one year through two years
Corporate bonds	5,096	—
Government bonds	2,532	—

	7,628	—

	85,747	14,611

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

5. ACCOUNTS RECEIVABLE

	2006 $	2005 $
Trade	2,302	42
Interest on investments	1,353	104
Sales taxes	314	386
Other	33	—

	4,002	532

6. INVENTORIES

	2006 $	2005 $
Raw materials	2,264	1,710
Intermediate finished goods	2,865	478
Finished goods	158	—

	5,287	2,188

7. RESTRICTED LONG-TERM INVESTMENTS

The restricted long-term investments are comprised of two deposit instruments [two as at December 31, 2005] maturing in 2007 with an average weighted yield of 4.0% [2005 – 2.9%]. The market value of the long-term investments held as at December 31, 2006 approximates their carrying value. These two investments collateralize letters of credit issued with regard to lease obligations on behalf of the Company by its bankers [note 14]. Although these investments mature in 2007, they will be renewed on an ongoing basis to maintain the letters of credit.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

8. PROPERTY, PLANT AND EQUIPMENT

	Cost $	Accumulated depreciation $	Net carrying value $
2006
Building and building improvements	8,323	1,953	6,370
Laboratory and plant equipment	5,505	2,857	2,648
Computer hardware and software	2,437	1,371	1,066
Furniture and office equipment	1,374	626	748
Leasehold improvements	113	36	77

	17,752	6,843	10,909

2005
Building and building improvements	8,044	1,409	6,635
Laboratory and plant equipment	4,290	2,389	1,901
Computer hardware and software	2,110	1,019	1,091
Furniture and office equipment	1,090	518	572
Leasehold improvements	106	25	81

	15,640	5,360	10,280

Depreciation expense of $58 is included with cost of goods sold [2005 – nil and 2004 – nil].

The right to use the building and the building improvements reverts to its owners in 2018 unless the Company renews or extends the lease.

Property, plant and equipment include the following assets under capital leases:

	Cost $	Accumulated depreciation $	Net carrying value $
2006
Building	5,970	1,459	4,511
Laboratory equipment	243	153	90
Office equipment	229	150	79

	6,442	1,762	4,680

2005
Building	5,970	1,061	4,909
Laboratory equipment	243	130	113
Office equipment	229	103	126

	6,442	1,294	5,148

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

8. PROPERTY, PLANT AND EQUIPMENT [Cont’d]

Amortization expense of assets under capital leases of $468 [2005 – $473 and 2004 – $481] is included with depreciation of property, plant and equipment. During 2006 no new property, plant and equipment were acquired through capital leases [2005 – nil and 2004 – $13].

9. INTANGIBLE ASSETS

	Cost $	Accumulated amortization $	Net carrying value $
2006
Intellectual property rights	500	296	204
Patents and trademarks	3,924	923	3,001

	4,424	1,219	3,205

2005
Intellectual property rights	500	271	229
Patents and trademarks	3,720	718	3,002

	4,220	989	3,231

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	2006 $	2005 $
Trade payables and accruals	4,855	7,850
Accrued payroll and related expenses	3,436	1,742
Other	617	498

	8,908	10,090

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

11. OBLIGATIONS UNDER CAPITAL LEASES

	2006 $	2005 $
Building, repayable in monthly installments of $ 71 until May 2008, $83 from June 2008 to May 2013, and $ 96 from June 2013 to April 2018, including interest calculated at 14.6%	11,915	12,765

Various leases for office equipment, repayable in monthly installments totaling $3, including interest ranging from 8.0% to 9.9%, with maturity from February 2008 to March 2009	71	110

	11,986	12,875
Interest included in installments	6,146	6,952

	5,840	5,923
Less current portion	94	83

	5,746	5,840

Future minimum lease payments under capital leases for the next five years and thereafter are as follows:

$
2007	889
2008	974
2009	1,002
2010	1,000
2011	1,000
Thereafter	7,121

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

12. LONG-TERM DEBT

	2006 $	2005 $
Term loan, maturing on July 1, 2008, repayable in monthly payments of $452 including interest	7,786	11,660

Adjustment for the termination fee and warrants	35	(459)

	7,821	11,201
Less current portion	4,425	3,383

	3,396	7,818

On June 28, 2005, the Company entered into a US$10,000 term loan agreement bearing interest at 11.95%, resulting in gross proceeds of $12,317. As part of the agreement, the Company issued 543,104 warrants to purchase common shares [note 13]. Proceeds were allocated to the long-term debt for $11,586 and the warrants for $731. As a result of the value assigned to the warrants and the loan termination fee of $408 [US$350] due on repayment, the effective interest rate of the term loan is approximately 17%.

The financing costs related to the term loan agreement amounted to $474 and were recorded as deferred financing costs.

The term loan is collateralized by all of the Company’s assets except for its intellectual property.

Principal repayments of the carrying value of the long-term debt for the next two years, are as follows:

$
2007	4,425
2008	3,396

13. CAPITAL STOCK

Authorized

Unlimited number of preferred shares, non-participating, non-voting, without par value

Unlimited number of common shares, voting, without par value

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

13. CAPITAL STOCK [Cont’d]

Changes in shareholders’ equity (deficiency)

Changes in the issued and outstanding common shares, contributed surplus and deficit for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Outstanding common shares		Contributed surplus	Deficit	Total
	Number	$	$	$	$
Balance, December 31, 2003	35,995,581	104,035	—	(81,095)	22,940

Share issuance	6,122,449	30,000	—	—	30,000
Share issuance costs	—	(2,196)	—	—	(2,196)
Issued on the exercise of stock options	212,600	459	(6)	—	453
Issued on the exercise of warrants	180,000	360	—	—	360
Stock-based compensation	—	—	1,775	—	1,775
Adjustment for change in accounting policy [note 3]	—	—	2,976	(2,976)	—
Net loss for the year	—	—	—	(27,179)	(27,179)

Balance, December 31, 2004	42,510,630	132,658	4,745	(111,250)	26,153

Issued on the exercise of stock options	834,600	2,242	(149)	—	2,093
Grant of warrants	—	—	731	—	731
Issued on the exercise of warrants	328,633	731	(731)	—	—
Stock-based compensation	—	—	1,754	—	1,754
Net loss for the year	—	—	—	(33,334)	(33,334)

Balance, December 31, 2005	43,673,863	135,631	6,350	(144,584)	(2,603)

Share issuance	12,650,000	112,734	—	—	112,734
Share issuance costs	—	(9,240)	—	—	(9,240)
Issued on the exercise of stock options	424,100	2,463	(533)	—	1,930
Stock-based compensation	—	—	2,600	—	2,600
Net loss for the year	—	—	—	(23,865)	(23,865)

Balance, December 31, 2006	56,747,963	241,588	8,417	(168,449)	81,556

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

13. CAPITAL STOCK [Cont’d]

Capital stock transactions

On May 3, 2006, the Company completed a public offering in Canada and the United States and issued 12,650,000 common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,734 or an average price per share of $8.91, which considers currency conversion at the closing date. The share issue expenses related to this offering including the underwriters’ discounts and commissions were $9,240.

During 2006, 424,100 [2005 – 834,600 and 2004 – 212,600] options were exercised for a total cash consideration of $1,930 [2005 – $2,093 and 2004 – $453]. In addition, capital stock was increased by $533 [2005 – $149 and 2004 – $6] and contributed surplus reduced by the same amount to record options exercised which were granted after March 1, 2002. In addition, during 2005, 328,633 shares were issued on a cashless conversion of 543,104 warrants resulting in a transfer of $731 from contributed surplus to share capital.

On May 26, 2004, the Company issued 6,122,449 common shares for consideration of $30,000. Share issue expenses amounted to $2,196.

Warrants

On June 29, 2005, as part of the term loan agreement described in note 12, the Company issued 543,104 warrants to purchase one common share per warrant, having an exercise price of $2.71 each and expiring on June 29, 2010. The Company valued the warrants using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	63%
Expected life	5.0 years
Risk-free interest rate	3.16%
Dividend yield	n/a

Proceeds from the term loan agreement were allocated on a pro-rata basis to the long-term debt and the warrants. The fair value attributed to the warrants was $731. During 2005, the 543,104 warrants were exercised on a cashless basis for a total of 328,633 shares. As at December 31, 2006, no warrants were outstanding [2005 – nil].

During the year ended February 28, 2000, the Company issued 200,000 warrants to purchase one common share per warrant, to the former supplier of Contramid®. These warrants had an exercise price of $2.00 and an expiry date of May 2004. During the year ended February 28, 2002, 10,000 warrants were exercised for a total of 10,000 shares for a cash consideration of $20. During 2004, 180,000 warrants were exercised for a total of 180,000 shares for a total cash consideration of $360 and 10,000 warrants expired unexercised.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

13. CAPITAL STOCK [Cont’d]

Stock option plan

The Company established a stock option plan for directors, executive officers, employees and consultants of the Company. On April 20, 2005, the Company’s stock option plan was amended in order to express the maximum number of securities issuable there under as a percentage of the Company’s issued and outstanding shares rather than a fixed number. The maximum number of common shares that are issuable under the plan shall not exceed 9.9% of the Company’s total issued and outstanding shares at any time.

The maximum number of common shares that may be optioned in favour of any individual will not exceed 5% of the number of outstanding common shares. Under the stock option plan, the price at which the common shares may be purchased will not be lower than the closing price of the common shares on the Toronto Stock Exchange on the grant date. Any options issued are non-transferable.

All of the options that may be granted under the plan are exercisable according to a schedule up to a maximum period of ten years following the grant date thereof. The outstanding options as at December 31, 2006 may be exercised no later than December 2011. Options granted generally vest over a two- or three-year period except for options to the Board of Directors which vest immediately.

As of December 31, 2006, 5,618,048 [2005 – 4,323,712] securities are issuable under the plan, and 1,068,623 [2005 – 193,937] options are available for grant.

The changes in the number of stock options granted by the Company and their weighted average exercise prices are as follows:

	2006		2005		2004
	#	$	#	$	#	$
Balance, beginning of year	3,560,875	5.59	3,363,475	5.01	3,415,025	4.87
Granted	570,400	7.85	1,071,400	4.92	190,800	4.66
Exercised	(424,100)	4.55	(834,600)	2.51	(212,600)	2.13
Expired	(141,250)	6.88	(39,000)	2.59	—	—
Forfeited	(9,500)	7.35	(400)	7.92	(29,750)	7.36

Balance, end of year	3,556,425	6.03	3,560,875	5.59	3,363,475	5.01

Options exercisable at year-end	3,008,525	6.03	2,887,975	5.70	3,047,375	4.76

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

13. CAPITAL STOCK [Cont’d]

Additional information concerning stock options as at December 31, 2006 is as follows:

	Options outstanding			Options exercisable
Range of exercise prices $	Number of options #	Weighted- average remaining contractual life [in years]	Weighted- average exercise price $	Number of options #	Weighted- Average exercise price $
2.16 to 3.53	1,170,625	1.67	3.02	1,070,825	3.01
3.94 to 7.29	1,179,600	3.43	5.93	808,100	5.77
7.40 to 10.79	1,206,200	1.40	9.04	1,129,600	9.09

	3,556,425			3,008,525

A compensation expense of $2,600 [2005 – $1,754 and 2004 – $1,775] has been recognized during the year ended December 31, 2006 for stock options granted to employees and directors since March 1, 2002.

As at December 31, 2006, total compensation expense related to unvested stock options not yet recognized was $1,098, prior to the estimation of forfeitures, which is expected to be allocated to research and development and selling, general and administrative expenses on a weighted-average period of 15 months.

The intrinsic value of options outstanding as at December 31, 2006, 2005 and 2004 was $5,532, $6,924 and $2,371, respectively, and the intrinsic value of options exercisable as at December 31, 2006, 2005 and 2004 was $4,961, $5,692 and $2,325, respectively. The estimated fair value of shares vested during 2006, 2005 and 2004 was $2,313, $2,485 and $3,022 respectively.

The fair value of options granted during the year was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

For the years ended December 31,	2006	2005	2004
Expected volatility	65%	67%	72%
Expected life	3.8 years	4 years	4 years
Risk-free interest rate	4.04%	3.67%	3.65%
Dividend yield	n/a	n/a	n/a

In developing the estimate of expected life, the Company has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Company based its determination of expected volatility on the historical volatility of its traded shares.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

13. CAPITAL STOCK [Cont’d]

The weighted average grant date fair value of stock options granted during the year ended December 31, 2006 using the aforementioned assumptions amounted to $4.00 [2005 – $2.65 and 2004 – $2.63].

14. COMMITMENTS, GUARANTEES AND CONTINGENCIES

[a] Commitments

The Company occupies certain facilities under operating lease arrangements and leases certain equipment.

Estimated future minimum payments under these operating leases for the years ending December 31 are as follows:

$
2007	104
2008	100
2009	66
2010	65
2011	65
Thereafter	81

481

Rental expenses for facilities and equipment under operating leases totalled $120 in 2006 [2005 – $128 and 2004 – $84].

Letters of credit amounting to $1,280 were issued to the lessors of the Company’s facilities as collateral for the Company’s performance of obligations under the leases. These letters of credit are collateralized by specific investments totalling $1,280 which have been classified as long term.

The Company has entered into long-term supply agreements with third-party manufacturers in anticipation of the commercialization of its products. These agreements include clauses requiring the purchase of minimum quantities of product or clauses under which the Company would have to reimburse certain equipment costs if minimum quantities are not purchased. Management has estimated that the minimum commitments related to these agreements would be approximately $18,067 for the purchase of bulk tablets and $103 for equipment costs.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

14. COMMITMENTS, GUARANTEES AND CONTINGENCIES [Cont’d]

[b] Guarantees

The Company periodically enters into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

[c] Contingencies

In 1994, concurrently with the purchase of a controlled-release technology, the Company acquired a right of first refusal with respect to an improved technology for which it agreed to pay royalties of 4% on net revenue generated from the commercialization of the 1994 purchased technology. On February 7, 2005, the Company was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Company considers that no amounts are owing as at December 31, 2006.

The Company is in dispute with a vendor in relation to services performed in 2006 and the corresponding supply agreement. The Company firmly believes the services were not performed according to specifications, and is seeking reimbursement for costs incurred, as specified in the supply agreement, for which no amount has been accrued in the accompanying consolidated financial statements. The vendor has rejected the Company’s claim and has invoiced a total of $911 for the services deemed performed, but for which the Company has not recorded any liability. The ultimate resolution of this matter could result in material adjustments to the amounts provided in the accounts.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

15. INCOME TAXES

The income tax provision is as follows:

For the years ended December 31,	2006 $	2005 $	2004 $
Income taxes
Current	2,270	1,199	41
Future	(134)	—	—

	2,136	1,199	41

Income tax expense on loss from operations as presented differs from the amount calculated by applying the statutory income tax rate to loss before income taxes.

The reasons for this difference and the effect on income tax expense are as follows:

	2006		2005		2004
	$	%	$	%	$	%
Income (loss) before income taxes:
Canadian operations	3,283		(1,007)		(3,284)
Foreign operations	(25,012)		(31,128)		(23,854)

	(21,729)		(32,135)		(27,138)

Income tax recovery at the Canadian statutory tax rate	6,953	32.0	9,961	31.0	8,413	31.0

Change in income taxes arising from the following:
Effect of foreign tax rate differential	(4,630)	(21.3)	(6,217)	(19.3)	(2,974)	(11.0)
Non-deductible items	(71)	(0.3)	(118)	(0.3)	(960)	(3.5)
Unrecognized tax benefits of losses carried forward and other differences	(3,418)	(15.7)	(5,423)	(16.9)	(4,479)	(16.5)
Impact of changes in tax rates	(686)	(3.2)	970	3.0	—	—
Other	(284)	(1.3)	(372)	(1.2)	(41)	(0.2)

Income tax expense	(2,136)	(9.8)	(1,199)	(3.7)	(41)	(0.2)

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

15. INCOME TAXES [Cont’d]

The Company did not deduct certain discretionary research and development expenses which have an unlimited carryforward period, and recorded a Canadian federal tax expense and liability of $2,084 in order to utilize a corresponding amount of non-refundable tax credits related to research and development expenditures not previously recognized in the consolidated financial statements and which would eventually expire. The corresponding amount was recognized as government assistance and a reduction of research and development expenses [note 16] and offsets the federal income tax payable for 2006.

The tax effect of temporary differences and net operating losses that give rise to future income tax assets and liabilities are as follows:

	2006 $	2005 $
Future income tax liabilities
Investment tax credits	(646)	(384)

Total future income tax liabilities	(646)	(384)

Future income tax assets
Tax basis of capital assets in excess of carrying values	2,482	2,595
Net operating losses carried forward of foreign entities	13,375	9,145
Research and development expenditures	10,338	10,293
Share issue costs, financial expenses and other	2,969	642

Total future income tax assets	29,164	22,675
Valuation allowance	(28,384)	(22,291)

Future tax asset	780	384

Net future income tax asset	134	—

During the year ended December 31, 2006, the valuation allowance increased by $6,093.

The Company has accumulated loss carryforwards in foreign jurisdictions which are available to reduce future years taxable income, the benefits of which have not been recognized in these consolidated financial statements. These loss carryforwards expire as follows:

Barbados $
2012	4,125
2013	4,812
2014	3,810

12,747

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

15. INCOME TAXES [Cont’d]

In addition, the Company has $104,447 of loss carryforwards in Ireland that are available to reduce taxable income in future years and have an unlimited carryforward period, the benefits of which have not been reflected in these consolidated financial statements.

The Company has approximately $37,691 of research and development expenditures for Canadian federal tax purposes and $27,013 for Québec tax purposes that are available to reduce taxable income in future years and have an unlimited carryforward period. The tax benefit of $2,019 [2005 – $1,199 and 2004 – nil] of these expenditures has been recognized in these consolidated financial statements. Research and development expenditures are subject to audit by the taxation authorities and accordingly, these amounts may vary.

The Company also has accumulated share issue costs which have not been deducted for income tax purposes amounting to approximately $8,568. The benefits of these expenses have not been recorded in the consolidated financial statements.

The Company is being audited by the Canada Revenue Agency [“CRA”] with respect to the 2002 sale, to its foreign subsidiaries, of an undivided interest in certain of its intellectual property rights, and with respect to its international operations. In 2006, the Company received a proposed adjustment from the CRA of the amount for which the assets were sold. The proposed adjustment would increase significantly the taxable income of the Company for 2002. The Company believes that the proposed adjustment is largely unfounded and it intends to vigorously oppose the proposal and any subsequent assessment, should one arise.

These matters are under discussion with the CRA, and the Company believes it has taken adequate reserves to address these issues through a reduction in future income tax assets and a corresponding reduction in the 2005 and 2006 valuation allowance of $2,072. The ultimate resolution of this matter could result in material adjustments to the amounts provided in the accounts, or an increase to expected future tax rates.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

16. GOVERNMENT ASSISTANCE

The Company incurred research and development expenditures which are eligible for investment tax credits. The investment tax credits recorded are based on management’s estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. These amounts have been recorded as a reduction of research and development expenditures as follows:

	2006 $	2005 $	2004 $
Research and development tax credits
Non-refundable	2,084	1,199	—
Refundable	994	1,514	823

	3,078	2,713	823

The Company has non-refundable investment tax credits available amounting to $5,154 related to research and development expenditures which may be utilized to reduce federal income taxes payable in future years and expire as follows:

$
2013	659
2014	1,494
2015	1,445
2026	1,556

5,154

The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements.

17. FINANCIAL EXPENSES

	2006 $	2005 $	2004 $
Interest on long-term debt	1,643	1,010	—
Interest on capital lease obligations	803	817	864
Amortization of deferred financing costs	208	110	—

	2,654	1,937	864

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

18. NET CHANGE IN NON-CASH OPERATING ITEMS

	2006 $	2005 $	2004 $
Accounts receivable	(3,335)	355	328
Research and development tax credits receivable	(994)	(75)	100
Income taxes receivable	(513)	(425)	—
Inventories	(3,099)	(2,188)	—
Prepaid expenses and other assets	(932)	(205)	90
Accounts payable and accrued liabilities	(607)	3,140	(1,157)
Deferred revenue	(5,392)	28,125	1,299

	(14,872)	28,727	660

19. EMPLOYEE BENEFIT PLANS

The Company has two defined contribution pension plans, a voluntary contributory Canadian plan effective July 1, 2005 and a voluntary contributory European plan effective December 2003. The Company funded and charged to expenses contributions of $171, $108 and $43 in 2006, 2005 and 2004, respectively.

20. ECONOMIC DEPENDENCE

The Company is dependent on key raw material suppliers and key contract manufacturers. The loss of any of these suppliers would have a material adverse effect on the Company’s financial position and results of operations.

21. FINANCIAL INSTRUMENTS

Fair value

Given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, research and development tax credits receivable, income taxes receivable and accounts payable and accrued liabilities approximates the carrying value.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

21. FINANCIAL INSTRUMENTS [Cont’d]

The fair value of the obligations under capital leases, calculated at the present value of future contractual payments of principal and interest and discounted at the current market rate of interest available to the Company for debt instruments with similar terms and maturity, approximates their carrying value.

The estimated fair value of long-term debt, including the current portion, estimated by discounting expected cash flows at rates currently offered to the Company for similar debt, is not significantly different from its respective carrying value at December 31, 2006 and 2005.

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of short-term and long-term marketable securities. The Company has investment policies that monitor the safety and preservation of principal and investments, which limit the amount invested by issuer.

Also, the Company provides credit to its clients in the normal course of operations. It carries out on a continuing basis, credit evaluations of its customers. As at December 31, 2006, 57% [2005 – 100%] of trade accounts receivable are due from two customers [2005 – one customer].

Currency risk

A substantial portion of the Company’s revenue from research contracts and licensing and distribution agreements is denominated in U.S. dollars or Euros. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar and Euro. The Company does not currently use derivative financial instruments to reduce its foreign exchange exposure, however, the Company has a natural hedge for a portion of this risk, in that many of its expenditures are in U.S. dollars and Euros. Fluctuations in payments made for the Company’s services could cause unanticipated fluctuations in the Company’s operating results. The significant balances in foreign currencies at December 31, 2006 are as follows:

	U.S. dollars		Euros
	2006 $	2005 $	2006 €	2005 €
Cash and cash equivalents	6,484	9,614	3,082	5,851
Accounts receivable	200	143	1,322	30
Income taxes receivable	—	—	610	309
Restricted long-term investments	—	—	51	51
Accounts payable and accrued liabilities	(1,286)	(2,704)	(788)	(616)
Long-term debt	(6,675)	(10,000)	—	—

	(1,277)	(2,947)	4,277	5,625

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

22. SEGMENT DISCLOSURES

The Company carries on business in Canada, Barbados, the United States, Ireland, and substantially all of the Company’s tangible assets are located in Canada. All licensing and product sales revenue has been derived from the business carried on in Ireland, by the Company’s subsidiary Labopharm Europe Limited, and all other revenue has been derived from business carried on in Canada. The intangible assets are jointly owned by the Company and its foreign subsidiaries. The following table presents revenue by the customers’ domicile and property, plant and equipment by location.

	Total revenue
	2006 $	2005 $	2004 $
Europe	8,138	1,878	1,394
United States	7,736	1,360	—

	15,874	3,238	1,394

	Property, plant and equipment
	2006 $	2005 $
Canada	10,318	9,912
Europe	591	368

	10,909	10,280

For the year ended December 31, 2006, two customers [2005 – one customer] generated 60% and 10%, respectively of product sales [2005 – 100%].

For the year ended December 31, 2006, one partner [2005 – two partners and 2004 – three partners] generated 86% of licensing revenue [2005 – 71% and 26% and 2004 – 55%, 25% and 20%, respectively].

For the year ended December 31, 2005, one partner [2004 – two partners] generated 100% of research and development contract revenue [2004 – 74% and 26%, respectively].

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

23. RELATED PARTY TRANSACTIONS

During 2006, in the normal course of business, the Company paid consulting fees of $322 [2005 – $325 and 2004 – $319] to a company related to a director and recorded this amount in selling, general and administrative expenses. These transactions are measured at the exchange amount.

24. RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

These consolidated financial statements were prepared in accordance with Canadian GAAP. The following represents accounting policies which the Company would adopt in order to conform with U.S. generally accepted accounting principles [“U.S. GAAP”]:

[a] Stock-based compensation

Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in note 2. Under U.S. GAAP, the Company has similarly elected to follow the fair value method in accordance with SFAS 123(R), Accounting for Stock-Based Compensation as of May 1995 [SFAS123(R) as of January 1, 2006 – refer to Changes in accounting policies under U.S. GAAP [note 24 [ii]]]. As such, all compensation expense is also recorded as a charge to income and a credit to accumulated paid-in capital. However, the compensation expense under U.S. GAAP considers options and warrants granted prior to the effective date of the Canadian GAAP requirements.

During the year ended February 28, 2001, the Company granted 196,725 compensation options to its agent in connection with the Company’s issuance of common shares. The options had an exercise period of twenty-four months from August 31, 2000, vested immediately and entitled the holder to purchase common shares at an exercise price of $3.40 per share. Under Canadian GAAP no compensation cost was recorded. Under U.S. GAAP, these options were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $356 was recorded as a share issue cost against share capital, with a corresponding credit to contributed surplus. During the year ended February 28, 2002, 100,000 options were exercised resulting in a transfer of $181 from contributed surplus to share capital, and the remaining 96,725 options expired unexercised in August 2002.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

24. RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[b] Warrants

During the year ended February 28, 2000, the Company issued 200,000 warrants to purchase one common share per warrant, to the former supplier of Contramid® in partial settlement for the termination of an agreement. No expense was recorded for the fair value of these warrants under Canadian GAAP. Under U.S. GAAP, these warrants were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $224 was recorded as a charge to operations in fiscal 2000, with a corresponding credit to contributed surplus. In 2002 and 2004, 190,000 warrants were exercised resulting in a total transfer of $213 from contributed surplus to capital stock.

[c] Patent and intellectual property costs

Under Canadian GAAP, the Company capitalizes certain patent costs and costs of acquiring intellectual property as further described in note 2. Under U.S. GAAP, such costs would be classified as in-process research and development and would be expensed as incurred until such time as the underlying product is approved for commercialization. Amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect an increase to the net loss for amounts capitalized under Canadian GAAP, offset by a decrease to the net loss for amortization expense under Canadian GAAP.

During the year ended December 31, 2006, the Company acquired certain patents which relate to a product approved for sale in Europe and capitalized the purchase cost of $97 [2005 –$1,162] under U.S. GAAP.

[d] Research and development expenses

Under U.S. GAAP, research and development costs are expensed as incurred and include salaries and benefits, costs paid to third-party contractors to perform research, develop and manufacture drug material, and a portion of facilities costs. Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. Invoicing from third-party contractors for services performed can lag several months. There are no deferred research and development costs under U.S. and Canadian GAAP.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

24. RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[e] Available for sale investment

Under U.S. GAAP, short-term investments are classified as available-for-sale and carried at market value with unrealized gains or losses reflected as a component of accumulated other comprehensive income until the investments are sold, at which time the realized gains and losses are included in the results of operations. The cost of short investments includes accrued interest of $1,307 and $84 for the years ended December 31, 2006 and 2005, respectively. These amounts are included in accounts receivable under Canadian GAAP.

[f] Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity during the periods presented except shareholder transactions. For the purpose of reporting under U.S. GAAP, the components of comprehensive income and total comprehensive income are reported in the consolidated statements of changes in shareholders’ equity, and below net loss for the year in the consolidated statements of operations and deficit. For the periods presented, accumulated other comprehensive loss equals net loss for the year.

[g] Investment tax credits

Under U.S. GAAP, non-refundable research and development tax credits are applied as a reduction of income tax expense. These amounts are deducted from research and development expenses under Canadian GAAP.

The effect of the above on the Company’s consolidated financial statements is set out below:

Reconciliation of consolidated net loss and comprehensive loss

For the years ended December 31,	2006 $	2005 $	2004 $
Net loss under Canadian GAAP	(23,865)	(33,334)	(27,179)
Adjustment for:
Stock-based compensation [a]	—	—	(217)
Patent and intellectual property costs [c]	43	(33)	(45)

Net loss and comprehensive loss under U.S. GAAP	(23,822)	(33,367)	(27,441)

Net loss per share under U.S. GAAP – basic and diluted	(0.46)	(0.78)	(0.69)

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

24. RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share are the same as those used for Canadian GAAP purposes.

The effects of any permanent or temporary timing differences for tax purposes are not significant and therefore have not been reflected in the reconciliation.

Reconciliation of reported amounts on consolidated balance sheets

Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	Canadian GAAP $	Adjustments $	U.S. GAAP $
2006
Marketable securities [e]	85,747	1,307	87,054
Accounts receivable [e]	4,002	(1,307)	2,695
Intangible assets [c]	3,205	(2,026)	1,179
Capital stock [a] [b]	241,588	4,024	245,612
Contributed surplus [a] [b]	8,417	6,349	14,766
Deficit	(168,449)	(12,399)	(180,848)

2005
Marketable securities [e]	14,611	84	14,695
Accounts receivable [e]	532	(84)	448
Intangible assets [c]	3,231	(2,069)	1,162
Capital stock [a] [b]	135,631	2,939	138,570
Contributed surplus [a] [b]	6,350	7,381	13,731
Deficit	(144,584)	(12,389)	(156,973)

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

24. RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

Reconciliation of consolidated cash flow captions

For the years ended December 31,	2006		2005		2004
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Operating activities [c]	(35,094)	(35,201)	(1,040)	(1,213)	(23,082)	(23,269)
Investing activities [c]	(74,359)	(74,252)	5,187	5,360	(3,275)	(3,088)

As at December 31, 2006, 2005 and 2004, cash and cash equivalents are comprised of cash.

Additional disclosures required under U.S. GAAP are as follows:

[i]	Intangible assets

Under U.S. GAAP, the estimated amortization expense for each of the next five fiscal years for the capitalized costs of acquiring patents will amount to $87.

[ii]	Changes in accounting policies under U.S. GAAP

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R), “Share-Based Payment”, a revision to SFAS 123, “Accounting for Stock-Based Compensation”. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. Accordingly, from the date of adoption of the revised standard, the Company was required to recognize compensation expense for all share-based payments based on the grant-date fair value, including those granted, modified or settled prior to December 1, 2002. Under U.S. GAAP, the Company had already elected to follow the fair value method in accordance with SFAS 123, and as such, the adoption of SFAS 123(R) did not have a significant impact on the Company’s consolidated results of operations or financial position.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

24. RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” This statement clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted material [spoilage] are required to be recognized as current period charges. In addition, the statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement became effective for inventory costs incurred during fiscal years beginning on or after June 15, 2005. The adoption of this statement did not have a significant impact on the Company’s consolidated results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets, an amendment of Accounting Principles Board (“APB”) Opinion No. 29.” The amendments made by SFAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments broaden the exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for non monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005. The adoption of this statement did not have a significant impact on the Company’s consolidated results of operations or financial position.

In May 2005, the FASB issued SFAS No 154, “Accounting Changes and Error Corrections”. The statement replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 requires companies to apply voluntary changes in policies retrospectively whenever practicable. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning on or after December 15, 2005. The adoption of this statement did not have a significant impact on the Company’s consolidated results of operations or financial position.

[iii]	Recent accounting pronouncements under U.S. GAAP

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. The interpretation is effective for fiscal years beginning on or after December 15, 2006. The Company will adopt this interpretation on January 1, 2007, and is currently assessing the impact of the adoption on its consolidated financial statements.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

[thousands of Canadian dollars, except where noted and share and per share amounts]

24. RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

On September 15, 2006, the FASB issued SFAS No 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. This statement is effective for fiscal years beginning after on or after November 15, 2007. The Company will adopt this statement on January 1, 2008 and has not yet assessed the impact of the adoption on its consolidated financial statements.

25. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

Exhibit 99.2

Labopharm Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2006

LABOPHARM INC.

Management’s discussion and analysis for the year ended December 31, 2006

The following information should be read in conjunction with our audited consolidated financial statements as at December 31, 2006, and related notes thereto. Our audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The Management’s Discussion and Analysis provides a review of the performance of the Company for the year ended December 31, 2006, as compared to the year ended December 31, 2005. This review was performed by management with information available as at February 21, 2007. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward-looking and are subject to risks and uncertainties, as described in the section entitled “Other Risks and Uncertainties”. Actual results, levels of activity, performance, or achievements could differ materially from those projected herein and depend on a number of factors, including among other things: the successful and timely completion of clinical studies, the difficulty of predicting United States Food and Drug Administration, or FDA, approval, acceptance and demand for new pharmaceutical products, the impact of competitive product and pricing, new product development and launch, reliance on key strategic alliances, availability of raw material, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions and fluctuations in operating results.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.

OVERVIEW

We are an international, specialty pharmaceutical company focused on improving existing drugs by incorporating our proprietary, advanced controlled-release technologies. Our primary focus is on the global commercialization of our lead product, a once-daily formulation of the pain-killer tramadol designed to address the worldwide market for moderate to severe pain. Our global commercialization program recognizes three markets: Europe, the United States, and the rest of the world. We intend to market our once-daily tramadol product primarily through a series of marketing and distribution arrangements. To date, we have entered into licensing agreements for the distribution of our once-daily tramadol product in 44 countries: the United States, 22 European countries, Mexico and 20 Latin American and Caribbean countries. We are also in discussion with potential partners to commercialize our once-daily tramadol product in other jurisdictions.

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In Europe, our once-daily tramadol was approved in 22 European countries under the Mutual Recognition Procedure in September 2005, and Marketing Authorizations have been or are expected to be obtained for the individual European countries. Our product was launched in Germany in November 2005 and in the Czech Republic and in Slovakia in July 2006. During the fourth quarter, we made our first shipment of products to our marketing partners in the United Kingdom, Italy, Spain, France and Belgium. With the delivery of products to these additional countries, our product should be actively marketed across the majority of the European market for tramadol products. We will continue to pursue our plan for the global commercialization of our once-daily tramadol product throughout 2007, which should include additional European launches and initial launches in Mexico and South America.

In the United-States, on September 28, 2006, we received an approvable letter from the Food and Drug Administration, or FDA, indicating that our once-daily formulation of tramadol is approvable, subject to the resolution of certain issues. Following discussions with the FDA, we submitted our response to the matters raised in the approvable letter for once-daily tramadol on December 19, 2006, and on January 16, 2007, our response to matters raised by the FDA in the approvable letter was accepted for review by the FDA as complete. The action date assigned by the FDA under the Prescription Drug User Fee Act (PDUFA) is June 19, 2007. Obtaining regulatory approval in the U.S. remains a top priority and we are working actively with Purdue Pharma Products L.P., our commercialization partner, to prepare for the U.S. launch of our product as rapidly as possible, following the resolution of the approval process with the FDA.

On August 28, 2006, our New Drug Submission (NDS) for our once-daily formulation of tramadol was accepted for review by the Therapeutic Products Directorate of Health Canada. The NDS is subject to a targeted 300-day review period. Our regulatory submission to Health Canada includes comprehensive data generated during the course of a global clinical development program and similar to that included in our New Drug Application to the U.S. FDA. We are currently evaluating our strategic options with respect to commercialization of the product in Canada.

During the fourth quarter, we submitted a marketing application to the Therapeutic Goods Administration (TGA) of the Australian government’s Department of Health and Aging, seeking regulatory approval to permit our once-daily tramadol product to be marketed in that country. We are leveraging regulatory approval of our once-daily tramadol product in France to facilitate the regulatory approval process in Australia. We are in active discussions to secure a marketing partner for Australia.

We are also developing additional product candidates using our drug delivery technologies and formulation expertise including a once-daily formulation of the anti-depressant trazodone which is in the clinical stage of development. In addition, using our Contramid® technology, we are currently pursuing tramadol line extensions, including combination products, abuse-resistant formulations which may be developed for multiple pain drugs including opioids, and fast-melt films. We are also developing novel polymeric nano-delivery systems for delivery of water-insoluble and poorly bio-available

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drugs; included in the research and development work to date, proof of concept studies have been completed for an anesthetic agent, Propofol, as well as for certain intravenous cancer drugs.

Our Goal

Our goal is to become a fully integrated, international specialty pharmaceutical company, with the expertise and infrastructure to develop and commercialize proprietary therapeutics by taking them from the formulation stage through clinical development, regulatory approval, marketing and sales. Full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Revenue

Revenue from product sales, corresponding gross margin, and royalties will be the key driver of our performance as we move towards achieving profitability. Through our license and distribution agreements, we will continue to launch our once-daily tramadol product in various markets through 2007. The selling price of our once-daily tramadol product will vary for each country in Europe because of specific market conditions and/or regulatory pricing policies. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval process required before we can market our once-daily tramadol in each jurisdiction.

Revenue to date has been generated primarily by our licensing and distribution agreements and in prior periods by our research collaboration agreements. Since 2002, we have secured ten licensing agreements for marketing and distribution of our once-daily tramadol product that cover 44 countries. To date, we have received approximately $35 million of licensing payments from our once-daily tramadol product licensees, including $23.1 million (US$20 million) from Purdue received in 2005. We will also receive additional licensing payments from Purdue upon achieving various milestones, including upon the regulatory approval of our once-daily tramadol product in the U.S.; $46.7 million (US$40 million) if such approval is obtained by March 31, 2007, declining to $23.3 million (US$20 million) if such approval is obtained by September 30, 2007, and to $11.7 million (US$10 million) if such approval is obtained by September 30, 2008. We are also eligible to receive from Purdue up to $128.3 million (US$110 million) upon meeting specified sales targets, which is unaffected by the timing of a regulatory approval, as well as royalties at rates ranging from 20% to 25% of net product sales.

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Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties to conduct our clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts. The net proceeds from the financing completed in the second quarter of fiscal 2006 will allow us to further expand our research and development capacities for new product candidates and more rapidly advance the development of existing products within our pipeline.

Selling, General and Administrative Expenses

As we transition from a purely research and development organization to a commercial organization with product sales revenue, our selling, general and administrative expenses will necessarily increase as we build our infrastructure with respect to sales, marketing, manufacturing, pharmacovigilance, product support, and quality, among other areas. These incremental costs to support commercial operations and product sales are necessary in order for us to remain a world class organization with increasingly diverse operations, other than purely research and development.

CHANGE IN ACCOUNTING POLICY

Non-monetary Transactions

In June 2005, the Canadian Institute of Chartered Accountants (“CICA”) released new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The adoption of this standard had no impact on our consolidated results of operations or financial position.

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SELECTED ANNUAL INFORMATION

The following selected annual information is derived from our audited consolidated financial statements for each of the three most recently completed financial years:

$000s except per share data	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Revenue	15,874	3,238	1,394
Net loss	(23,865)	(33,334)	(27,179)
Basic and diluted net loss per share	(0.46)	(0.78)	(0.68)
Total assets	128,634	54,512	39,916

Long-term liabilities
Total deferred revenue	24,509	29,901	1,776
Total obligations under capital lease	5,840	5,923	6,057
Total long-term debt	7,821	11,201	—

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We have identified the following accounting policies that we believe require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results could differ from these estimates and such differences could be material.

Revenue Recognition

We recognize revenue from licensing arrangements, product sales and research and development contracts, which may include multiple elements. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting, if certain criteria are met. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

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Licensing revenue – For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis over the term during which we maintain substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund provision, revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. Milestone payments are recognized when the underlying condition is met, the milestone is not a condition to future deliverables, and collectibility is reasonably assured. Otherwise, they are recognized over the remaining term of the underlying agreement. Amounts received in advance of recognition are included in deferred revenue.

In August 2005, we granted Purdue the exclusive right to market, sell and distribute our once-daily formulation of the analgesic tramadol in the United States, its territories and possessions. Under the terms of the agreement, we received a non-refundable up-front licensing fee of US$20 million in 2005. We may also receive an additional licensing payment from Purdue upon the regulatory approval of our once-daily tramadol product in the U.S. We are also eligible to receive milestone payments upon meeting specified sales targets. These payments are unaffected by the timing of a regulatory approval. We will also receive reimbursements for products manufactured. We currently are recognizing the up-front payment of US$20 million on a straight-line basis until February 2009, which is the estimated term over which we will be providing research and development activities and supplying products. This period may be revised if future events modify the expected term over which we maintain substantive contractual obligations. When and if received, the milestone upon regulatory approval of our once-daily tramadol product in the U.S. will be recognized over approximately 18 months representing the period for which we are responsible to supply products. This period is also an estimate and is subject to change if circumstances require. We plan to recognize the milestones upon meeting specified sales targets when the underlying conditions are met.

As at December 31, 2006, we have secured nine licensing and distribution agreements for once-daily tramadol for commercialization in Europe, Latin America and the Caribbean. Under the terms of these agreements, we have received $12,200,000 in up-front and milestone payments as of December 31, 2006. Payments which are non-refundable are recognized over the term of the agreement and $1,275,000 was recognized as licensing revenue in the year ended December 31, 2006 (2005 — $536,000), and the remainder was recorded as deferred revenue and will be recognized over the term of the respective agreements ranging between four and 18 years. Additionally, we are entitled to receive between $3,764,000 (US$600,000 and €1,990,000) and $5,106,000 (US$1,750,000 and €1,990,000) upon the achievement of various additional milestones including the price approval in territories covered by the agreements, product launches in specific territories, or attaining specified sales targets. These future payments should be recognized over the remaining term of the respective agreements unless they relate to the attainment of sales targets, in which case they will be recognized immediately.

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Product sales – Revenue is recognized when the product is shipped to our customers, provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped, prices are fixed or determinable, and collection is reasonably assured. Historically risk of ownership transfers upon shipment or delivery. Our products are indirectly subject to pricing regulations in certain markets.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts related to our accounts receivable if required. We review our accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and include these in our allowance. Based on the information available, we believe the allowance for doubtful accounts is appropriate; however, actual write-offs might exceed the recorded allowance. As at December 31, 2006, we did not have an allowance for doubtful accounts.

Impairment of Long-lived Assets

Property, plant and equipment and other long-lived assets including intellectual property are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires us to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year. We have not recorded write-downs for any of our property, plant and equipment and other long-lived assets as of December 31, 2006 and 2005.

Refundable Investment Tax Credits

We incur research and development expenditures which are eligible for refundable investment tax credits from the Province of Québec. The investment tax credits recorded are based on our estimates of amounts we expect to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. The amount of research and development tax credit receivable recorded as at December 31, 2006 is $1,869,000.

Valuation Allowance on Future Tax Assets

We recorded a valuation allowance on all future tax assets related primarily to operating losses and research and development expenses carryforwards. We have concluded that the related tax benefits are more likely than not, not to be realized based on our historical results and estimated future taxable income and tax planning strategies in the related jurisdictions. The implementation of tax planning strategies or the generation of future taxable income in these jurisdictions could result in the recognition of some portion or all of these carryforwards, which could result in a material increase in our results of operations through the recovery of future income taxes.

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Stock-based Compensation

We account for our stock option plan for our directors, executives and employees, for stock option awards granted after March 1, 2002, using the fair value method. The fair value of stock options at the grant date is determined using the Black-Scholes option pricing model and expensed over the vesting period of the options. Assumptions that affect our application of the fair value method include the determination of volatility factors and the expected life of the options issued. We also estimate the number of awards that are expected to be forfeited at the time of grant and we revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a good indication of our future performance.

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenue

For the year ended December 31, 2006, total revenue amounted to $15,874,000 compared to $3,238,000 for the year ended December 31, 2005.

For the years ended December 31, 2006 and 2005, product sales were $6,863,000 and $1,269,000 respectively and consisted of sales of our once-daily tramadol product in Europe. The year over year increase is due to the fact that having initiated shipments in October 2005, we only recorded sales during three months in 2005, while in 2006 we have benefited from a full year of sales and have expanded shipments by initiating deliveries in several new markets. During the fourth quarter, we delivered our first shipment of products to the United Kingdom, Italy, Spain, France and Belgium. During the year, we additionally shipped products to Germany, the Czech Republic and Slovakia. Sales in Germany, U.K., France and Belgium included the sale of samples for the initial promotion of the product.

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During fiscal 2006, we recognized licensing revenue of $9,011,000, representing a portion of the licensing payments previously received from our marketing and distribution partners, under our licensing and distribution agreements for once-daily tramadol. Licensing revenue for the year ended December 31, 2005 was $1,908,000 Over the next several quarters, we anticipate receiving additional milestone payments as provided for in existing licensing and distribution agreements for once-daily tramadol as we receive market and/or price approvals or launch the product in the various countries These licensing payments are generally recognized linearly over the estimated term during which we maintain substantive contractual obligations, as provided for in our revenue recognition policy.

Cost of Goods Sold

For the years ended December 31, 2006 and December 31, 2005, cost of goods sold was $4,998,000 and $758,000 respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing and third-party packaging costs for our once-daily tramadol product. Gross margin as a percentage of product sales revenue was 27% in 2006 and 40% for year ended December 31, 2005. Our gross margin will vary, primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold. During the fourth quarter, we recorded a $1,422,000 write-off of inventory, most of which we considered had not been manufactured according to specifications by a supplier. We have rejected these non-conforming products and are seeking appropriate compensation from the supplier in accordance with the terms of the supply agreement. However, since the supplier is disputing our claim, we have written off the inventory to cost of goods sold. In addition, we have not recorded as accounts payable amounts totaling $911,000 which were invoiced by the supplier for manufacturing services related to the production of this rejected inventory. Excluding the inventory write-off, our gross margin for the year ended December 31, 2006 would have been 48%, an increase from the 40% realized in 2005. The improvement in adjusted gross margin results principally from the use of a new large scale manufacturing supplier for our tablets during the latter part of 2006.

	For the year ended
	Dec. 31, 2006	Dec. 31, 2005	Variance
Gross margin %, as reported	27%	40%	(13)%
Adjusted gross margin % *	48%	40%	8%

*	adjusted to exclude the $1,422,000 inventory write-off.

We expect that the increased use of this supplier should help us to further improve our gross margin in the upcoming year. We are no longer receiving products from the supplier who is disputing our claim, and the latter was not part of our FDA submission and was not expected to be our supplier for the U.S. market. Furthermore, these manufacturing issues have had no impact on our European supply chain, as requirements in that marketplace have been filled seamlessly by our large-scale supplier.

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Research and Development Expenses

Research and development expenses (before government assistance) for the year ended December 31, 2006 were $18,716,000 compared with $22,451,000 for the year ended December 31, 2005. This decrease is primarily the result of the timing and progress of our clinical trial program for our once-daily tramadol product, particularly the MDT3-005 phase III trial in the U.S., which was ongoing in 2005 and completed in the second quarter of 2006. The year ended December 31, 2005 also included costs for the validation of the commercial manufacturing process of our once-daily tramadol at our large-scale manufacturer. These decreases were partially offset by a general increase in 2006 of our research and development capacities as we pursue development of existing and new product candidates for our product pipeline and by consulting fees incurred for the preparation of the Canadian and U.S. regulatory submissions for once-daily tramadol.

Research and development tax credits for the year ended December 31, 2006 were $3,078,000 compared to $2,713,000 in the previous year. This increase can be explained by higher Canadian Federal research and development tax credits recognized during the year, offset by (i) lower provincial tax credits in 2006 due to a reduction of our provincial tax credit rate and (ii) a non-recurring favourable adjustment of $360,000 in 2005 due to a favourable ruling on our notice of objection for previous taxation years.

The research and development tax credits by jurisdiction are as follows:

For the years ended December 31,	2006 $	2005 $
Canadian Federal research and development tax credits	2,084,000	1,199,000
Provincial research and development tax credits	994,000	1,514,000

	3,078,000	2,713,000

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2006 were $17,014,000 compared to $12,188,000 for the year ended December 31, 2005, an increase of $4,826,000 or 40%. The increase is primarily due to higher headcount and related compensation expense, pharmacovigilance and other operational costs as we transition from a research and development company to a commercial operation. Increased costs were also incurred for executive and board of director’s recruitment fees, severance costs, Bill 198/SOX compliance, market studies and general marketing expenses, legal and patent consulting fees, and incremental costs resulting from our NASDAQ listing.

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Non-cash stock-based compensation expense included in selling, general and administrative expenses increased by $907,000 in 2006 primarily due to their fair-value at grant date and to the timing of stock option grants. Furthermore, during the year, the board of directors decided that the option grants to executive officers will be granted after the approval of the annual financial statements, to better align remuneration with the Company’s financial performance, rather than prior to the year-end as in previous years.

Financial Expenses

Financial expenses for the year ended December 31, 2006 amounted to $2,654,000 compared to $1,937,000 in 2005. The increase is primarily due to the financial expenses related to the term loan agreement that we entered into in June 2005, being incurred for a full year in 2006.

Interest Income

Interest income for year ended December 31, 2006 was $3,379,000 compared with $557,000 for the year ended December 31, 2005. The increase is principally attributable to the higher cash and investment balances resulting from the public offering completed in May 2006. In addition, the average rate of return earned in 2006 was higher than in 2005.

Foreign Exchange Gain

For the year ended December 31, 2006 we recorded a foreign exchange gain of $1,008,000, compared to a gain of $355,000 for the year ended December 31, 2005. Foreign exchange gain for the year ended December 31, 2006 is explained primarily by the favourable impact of the currency fluctuations on our Euro denominated cash balances.

Income Taxes

For the year ended December 31, 2006, the income tax expense amounted to $2,136,000 compared to $1,199,000 for the year ended December 31, 2005. For the current and the previous year, we have not deducted certain discretionary research and development expenses, in order to record sufficient Canadian Federal taxable income to allow us to utilize our non refundable Canadian Federal research and development tax credits. These Canadian Federal research and development tax credits have a limited carryforward period, whereas the discretionary research and development expenses have an unlimited carryforward period.

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Net Loss

Net loss for the year ended December 31, 2006 was $23,865,000 or $0.46 per share, compared with $33,334,000, or $0.78 per share, for the year ended December 31, 2005. The decrease in net loss is the result of higher revenue, including higher interest income, lower expenses related to the clinical trial program for our once-daily tramadol product, partially offset by increased selling, general and administrative expenses as we transition to a commercial operation. The decrease in the net loss per share is also the result of the higher weighted average number of common shares outstanding for the year ended December 31, 2006 compared to 2005, primarily due to the share issuance in May 2006.

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenue

For the year ended December 31, 2005, total revenue amounted to $3,238,000 compared to $1,394,000 for the year ended December 31, 2004.

During fiscal 2005, we recognized licensing revenue of $1,908,000, representing a portion of the licensing payments received from Purdue, HEXAL AG, Gruppo Angelini, and Esteve S.A, under our agreements for our once-daily tramadol product. Licensing revenue for the year ended December 31, 2004 was $106,000 and represented a portion of the up-front payments received from the above mentioned distributors or collaborators excluding Purdue.

For the year ended December 31, 2005, product sales were $1,269,000 and were attributable to the first sales of our once-daily tramadol product to HEXAL AG in Germany, and included the sale of samples for the initial promotion of the product. The launch in Germany was the first of a series of launches in key markets in Europe and globally. Revenue generated from research and development contracts for the year ended December 31, 2005 was $61,000 and was derived from our co-development agreement with Gruppo Angelini under which we are formulating a once-daily version of the anti-depressant trazodone.

For the previous year, revenue generated from research and development contracts was $1,288,000 and was derived from the aforementioned agreement with Gruppo Angelini, as well as from our agreement with Debiopharm, under which we were conducting research on the potential oral delivery of a current intravenous cancer drug using our proprietary polymeric nano-delivery systems technology (previously referred to as micelles technology).

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Cost of Goods Sold

For the year ended December 31, 2005, cost of goods sold was $758,000 and consisted primarily of raw materials, third-party bulk tablet manufacturing and third-party packaging costs for our once-daily tramadol product. Our cost of goods sold is subject to variability due primarily to currency fluctuation and size of packaging runs. Gross margin as a percentage of product sales revenue for the period was 40% and is subject to variability due to our cost of goods sold structure and to our respective selling prices in the various territories.

Research and Development Expenses

Research and development expenses (before government assistance) for the year ended December 31, 2005 were $22,451,000 compared with $16,037,000 for the year ended December 31, 2004. The increase was primarily the result of the following factors: (i) the timing and progress of our clinical trial program for our once-daily tramadol product; (ii) costs related to our NDA filing to the FDA; (iii) costs related to optimizing the commercial manufacturing process at our first third-party manufacturer for launch in Europe; (iv) the validation of the commercial manufacturing process for tramadol at a second third-party manufacturer; and (v) our efforts to increase our research and development capacities. In addition, during the year ended December 31, 2005, we incurred costs for pharmacokinetic studies related to our once-daily formulation of betahistine and our once-daily formulation of trazodone while in the previous year, we incurred costs for pharmacokinetic studies related to our controlled-release formulation of gabapentin and a once-daily formulation of oxybutynin. We have since de-emphasized development efforts for the two latter programs. Research and development tax credits for the year ended December 31, 2005 were $2,713,000 compared to $823,000 in the previous year. The increase is primarily due to our recognition of previously unrecorded federal research and development tax credits, which were used to offset federal income tax payable generated as a result of certain tax planning strategies, and due to a favourable ruling received in 2005 for previous taxation years. For the year ended December 31, 2005, research and development costs, net of tax credits, allocated to our once-daily tramadol product program amounted to approximately $16.3 million compared to $10.5 million for the year ended December 31, 2004.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2005 were $12,188,000 compared to $9,878,000 for the year ended December 31, 2004, an increase of $2,310,000 or 23%. The increase is primarily due to additional headcount required for the launch and commercialization of our once-daily tramadol product globally, increased executive variable compensation expense as a result of a year of significant achievements, and increased professional and consulting fees associated with our review of our long-term strategy.

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Financial Expenses

Financial expenses for the year ended December 31, 2005 were $1,937,000 compared with $864,000 for year ended December 31, 2004. The increase is primarily due to the financial expenses related to the term loan agreement that we entered into in June 2005.

Foreign Exchange Gain

Net loss for the year ended December 31, 2005 included a foreign exchange gain of $355,000, primarily corresponding to the favourable effect of the currency fluctuation on the term loan denominated in U.S. currency, partially offset by the loss incurred on the cash held in the same currency.

Income Taxes

For the year ended December 31, 2005, the income tax expense amounted to $1,199,000 compared to $41,000 for the preceding fiscal year. For the current year, we are generating taxable income at the Canadian federal level and since we have utilized all our accumulated tax losses, we have chosen to utilize our non refundable federal research and development tax credits which have a limited carryforward period to offset these taxes instead of using the research and development expenditure pool, which has an unlimited carryforward period.

Net Loss

Net loss for the year ended December 31, 2005 was $33,334,000, or $0.78 per share, compared with $27,179,000, or $0.68 per share, for the year ended December 31, 2004. The increase in net loss is the result of higher expenses related to the development and preparation for commercial launch of our once-daily tramadol product, as well as higher financial expenses partially offset by an increase in revenue in 2005.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

$000s except per share data	Three months ended
	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005
Revenue	5,158	3,326	3,119	4,271	2,415	72	11	740
Net loss	(7,165)	(4,361)	(5,542)	(6,797)	(11,067)	(7,549)	(8,789)	(5,929)
Basic and diluted net loss per share	(0.13)	(0.08)	(0.11)	(0.16)	(0.26)	(0.18)	(0.21)	(0.14)

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Fourth Quarter Results

During the fourth quarter of 2006, revenue was $5,158,000 compared to $2,415,000 for the fourth quarter of 2005. Product sales in the fourth quarter of 2006 were $2,819,000 compared to $1,269,000 in the corresponding period last year. The increase is due to the shipment of once-daily tramadol to a higher number of markets for the fourth quarter of 2006. Gross margin for the fourth quarter of 2006 was $122,000 or 4%, and was impacted by the aforementioned inventory write-off of $1,422,000. Excluding this write-off, adjusted gross margin for the fourth quarter of 2006 would be 55%. Licensing revenue for the fourth quarter of 2006 was $2,339,000, an increase from $1,146,000 recognized in the corresponding period in 2005. The increase is primarily due to additional milestone payments having been received during 2006, as well as a non-recurring adjustment of $378,000 due to the removal of refund conditions attached to certain up-front payments received in 2005.

Research and development expenses (net of government assistance) decreased to $3,172,000 in the fourth quarter of 2006 from $7,063,000 in 2005 primarily as a result of the timing of expenditures related to our clinical program for once-daily tramadol, partially offset by a general increase in our research and development capacity. Selling, general and administrative expenses increased to $5,954,000 in the fourth quarter of 2006 from $4,055,000 in 2005, primarily as a result of higher costs related to the transition from a research and development company to a commercial operation. Interest income increased to $1,102,000 in the fourth quarter of 2006 from $210,000 in the corresponding period last year.

Net loss for the fourth quarter of 2006 decreased to $7,165,000 or $0.13 per share, from $11,067,000 or $0.26 per share in the corresponding period of the previous year. The decrease in the net loss per share is also the result of the higher weighted average number of common shares outstanding for the fourth quarter of 2006.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and marketable securities as at December 31, 2006 were $99,469,000. On May 3, 2006, we completed a public offering in Canada and the United States and issued 12.65 million common shares, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,734,000 or an average price per share of $8.91, which considers currency conversion at the closing date. Issue expenses related to this offering including the underwriters’ discounts and commissions were $9,240,000.

Under our current operating plan, we believe that our current cash, cash equivalents and investments should be sufficient to finance our operations and capital needs beyond the next twenty-four months. However, in light of the inherent uncertainties associated with research and development programs, the scale-up and commercialization of products, the results of clinical testing, receipt of regulatory approval of certain products and the ability to secure licensing agreements, it may be necessary for us to either (i) raise additional

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funds for the continuing development and marketing of our products, or (ii) delay or scale-back our development programs. Furthermore, additional financing may also be required for business acquisitions or to acquire additional products or technologies.

Funds used in operating activities prior to net changes in non-cash operating items amounted to $20,222,000 for the year ended December 31, 2006 compared to $29,767,000 for the previous year, primarily reflecting our lower net loss. Funds used in non-cash operating items were $14,872,000 in 2006 compared to $28,727,000 generated by non-cash operating items in 2005. This variance reflects primarily the $30,033,000 of licensing payments received for our once-daily tramadol during the year ended December 31, 2005, compared to $3,364,000 in 2006, the majority of these licensing payments being recorded as deferred revenue. In addition, the variance is also the result of higher inventories and accounts receivable related to the ongoing launch of our once-daily tramadol, as well as the payment in early 2006 of accounts payable related to 2005 clinical trials.

Funds applied to investing activities for the year ended December 31, 2006 amounted to $74,359,000, reflecting primarily the marketable securities acquired with the net proceeds generated from the equity financing completed on May 3, 2006, compared to $5,187,000 of funds provided from investing activities for the preceding year, which reflected primarily the proceeds from the maturities of marketable securities. Capital expenditures for the current year were $3,077,000 compared to $1,016,000 for year ended December 31, 2005. Capital expenditures for the year were primarily related to acquisition of intangibles, plant and laboratory equipment, and office and information technology equipment.

For the year ended December 31, 2006, funds generated from financing activities amounted to $102,070,000 compared to $13,802,000 for year ended December 31, 2005. For the current year, net proceeds of $103,494,000 were generated from the equity financing completed on May 3, 2006. Proceeds of $1,930,000 were obtained from the exercise of stock options during the year ended December 31, 2006 compared to $2,093,000 for the previous year. On June 28, 2005, we entered into a term loan agreement which generated gross proceeds of $12,317,000 of which $11,586,000 were attributed to the term loan and $731,000 to the 543,104 warrants issued as part of the term loan agreement; related financing costs amounted to $474,000. For the year ended December 31, 2006, the term loan principal repayments were $3,271,000, in accordance with the loan amortization schedule. During the year ended December 31, 2006, payments for obligations under capital leases amounted to $83,000 and as a result the balance decreased to $5,840,000.

As at December 31, 2006, working capital1 was $91,607,000. Accounts receivable totalled $4,002,000 as at December 31, 2006 and included primarily trade receivables, accrued interest on investments and sales tax receivable. Research and development tax

[1]

Working capital is not a measure defined by GAAP and is here calculated as total current assets less total current liabilities. Working capital, as calculated by us, may not be comparable to similar measures presented by other issuers.

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credits receivable totalled $1,869,000 and included the estimated tax credits for the years ended December 31, 2005 and 2006. Inventories totalled $5,287,000 and consisted of raw materials, intermediate finished product (primarily bulk tablets) and finished packaged goods, for ongoing commercialization and in preparation for commercial launch of our product in other European countries and in the U.S. Accounts payable and accrued liabilities totalled $8,908,000 as at December 31, 2006 and included trade payables, accrued payroll and related expenses and other payables and reserves. Deferred revenue totalled $24,509,000 as at December 31, 2006 and included the unrecognized portion of the licensing payments received from the various licensees of once-daily tramadol. These licensing fees will be recognized as revenue generally over the term during which we maintain substantive contractual obligations.

Cash, cash equivalents and marketable securities totalled $99,469,000 as at December 31, 2006 compared to $34,893,000 as at December 31, 2005, an increase of $64,576,000, as a result of the equity financing completed in May of 2006, net of funds applied to operating activities. The investment of these funds is governed by our corporate investing policy. As at December 31, 2006, our marketable securities included commercial paper from major Canadian corporations, bankers’ acceptances, and bonds issued by government agencies and Canadian corporations.

Contractual Obligations

In the normal course of our operations, we have entered into several contracts providing for the following estimated payments:

$000s	Payments due by year
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Capital lease obligations	11,986	889	1,976	2,000	7,121
Long-term debt obligation	9,004	5,431	3,573	—	—
Operating leases	481	104	166	130	81
Purchase obligations	18,170	3,278	11,641	3,251	—
Total contractual obligations	39,641	9,702	17,356	5,381	7,202

Capital and operating lease obligations pertain primarily to our facilities in Canada and Europe and the related amounts shown in the above table are the payments due by us in connection with such agreements. Following the conclusion of certain contractual negotiations for which the agreements were executed during the year, our remaining purchase obligations to third-party manufacturers of bulk tablets of once-daily tramadol were reduced to $18.2 million as at December 31, 2006 as compared to $28.2 million as at December 31, 2005. The reduction relates primarily to our new responsibility to supply the active pharmaceutical ingredient to one of the manufacturers.

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RELATED PARTY TRANSACTIONS

We have entered into a consulting services agreement with ACPharma Ltd., a company controlled by Anthony C. Playle, who is a director of Labopharm and Managing Director and member of the Board of Directors of our wholly-owned subsidiary, Labopharm Europe Limited. The fees paid by us to ACPharma Ltd. during 2006 and 2005 were $322,000 and $325,000 respectively. The amounts were recorded at their exchange amounts and are subject to normal trade terms.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of February 21, 2007, is 56,782,963 and has increased by 35,000 since December 31, 2006 due to the exercise of stock options. The number of options outstanding as of February 21, 2007 is 3,847,425 and has increased by 291,000 since December 31, 2006 due to the exercise of 35,000 stock options, the expiry of 459,000 of stock options and the granting of 785,000 stock options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from licensing and distribution agreements and research contracts is, and will be, primarily in U.S. dollars or Euros. In addition, in June 2005 we also contracted a $10 million term loan denominated in U.S. currency, the outstanding balance of which was US$6,675,000 as of December 31, 2006. A significant adverse change in foreign currency exchange rates between the Canadian dollar relative to the U.S. dollar or Euro, could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies.

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Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without incurring undue risk. To achieve this objective, we invest in highly liquid and high quality debt instruments or commercial paper of major corporations, government agencies and financial institutions with maturities generally of less than one year. A significant change in interest rates could have a material effect on the fair value of our investments if these investments are not held to maturity.

RECENT ACCOUNTING PRONOUNCEMENTS

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for our annual and interim periods beginning on or after January 1, 2007. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530. We believe that the adoption of this standard will not have a material impact on our consolidated results of operations or financial position. However we have not yet determined the required disclosures.

Financial Instruments – Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, Financial Instruments – Recognition and Measurement, effective for our annual and interim periods beginning on or after January 1, 2007. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value and other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts. We have not yet determined the impact of the adoption of this standard on the consolidated results of operations or financial position.

Hedges

In April 2005, the CICA issued Section 3865 of the CICA Handbook entitled “Hedges”, effective for years beginning on or after October 1, 2006. This Section establishes standards for when and how hedge accounting may be applied. Hedging is an activity designed to modify an entity’s exposure to one or more risks. Hedge accounting modifies the normal basis for recognizing the gains, losses, revenues and expenses associated with a hedged item or a hedging item in an entity’s income statement. It ensures that counterbalancing gains, losses, revenues and expenses are recognized in the same period. We believe that the adoption of this standard will not have a material impact on our consolidated results of operations or financial position.

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Accounting Changes

In July 2006, the CICA issued changes to the CICA Handbook section 1506 entitled “Accounting Changes”. The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of GAAP, or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP permit otherwise or where application to comparative information is impractical (the standard provides specific guidance as to what is considered impractical); expanded disclosures about the effects of changes in accounting policy, estimates and errors on the financial statements and; disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity. Changes to this section are effective for interim and annual periods beginning on or after January 1, 2007 and will be adopted by us as of that date.

EFFECTIVENESS OF INTERNAL DISCLOSURE CONTROLS

As at December 31, 2006, an evaluation was carried out of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer will certify that the design and operating effectiveness of those disclosure controls and procedures were effective. Also at December 31, 2006, an evaluation was carried out of the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer will certify that the design of internal controls over financial reporting was effective. These evaluations were conducted in accordance with the standards of COSO for Smaller Business, a recognized control model, and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators.

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

OTHER RISKS AND UNCERTAINTIES

Were any of the following risks to occur, our business, results of operations or financial condition could be materially adversely affected:

•

We have not generated significant revenue to date and expect to continue to experience losses. We may never achieve profitability and our failure to become and remain profitable would depress the market price of our common shares and could

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impair our ability to raise capital, expand our business, expand our product pipeline or continue our operations.

•

We depend heavily on the success of our lead product candidate, our once-daily tramadol, and if our NDA for our once-daily tramadol product is not approved by the FDA on a timely basis or at all, it would have a material adverse effect on our business.

•	Our products, including our once-daily tramadol product, if approved for marketing, may fail to achieve market acceptance.

•	Competition in the pharmaceutical industry is intense, and if we fail to compete effectively, our business, financial condition and results of operations will suffer.

•

We may require additional funding and may not be able to raise additional capital in which case we will be unable to complete clinical trials, obtain regulatory approvals or commercialize future product candidates.

•	We may not achieve our projected development goals in the time frames we announce and expect.

•	If our clinical trials do not produce successful results, we will not be able to commercialize our product candidates.

•	If we fail to obtain regulatory approvals for our product candidates under development, we will not be able to commercialize our products.

•

Even if we obtain marketing approval, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements. If we fail to comply with these requirements, we could lose marketing approval and sales of any approved commercial products could be suspended.

•

Claims by other companies that we infringe their intellectual property rights may result in liability for damages or stop our development and commercialization efforts, including with respect to our once-daily tramadol product.

•	We may become involved in lawsuits to protect or enforce our intellectual property rights that would be expensive and time consuming.

•	Rapid technological change could make our products or drug delivery technologies obsolete.

•	We have received regulatory approval for only one product that uses any of our drug delivery technologies.

•

If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features to our products which may reduce demand for our products and inhibit their effective commercialization.

•	Disputes may arise regarding the ownership or inventorship of our products and technologies.

•	In the past we have entered into agreements that may require us to make royalty payments, which would adversely affect our operating results and financial condition.

•	We currently have a single source of supply for our Contramid® cross-linked high amylose starch.

•	If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the

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commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenue.

•	We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

•	We have no experience in selling, marketing or distributing our products, and we have no internal capability to do so yet.

•	Our agreements relating to the development and distribution of products may expose us to a number of risks.

•	If we are unable to retain key personnel and hire additional qualified personnel, we may not be able to successfully achieve our goals.

•	We have international operations that expose us to additional business risks.

•

We may not be able to successfully acquire and integrate complementary technologies or businesses needed for the development of our business and any acquisitions we make could disrupt our business and harm our financial condition.

•	We may incur losses associated with foreign currency fluctuations.

•	Generic drug manufacturers will increase competition for certain products and may reduce our royalties.

•	Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.

•

If we are unable to obtain adequate reimbursement from governments or third-party payors for any product that we may develop or to obtain acceptable prices for such product, our revenues and prospects for profitability will suffer.

•	Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

•	We are subject to the risk of product liability claims, for which we may not have or will not be able to obtain adequate insurance coverage.

•	Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

•	Our tax planning strategies are subject to audit from taxation authorities. The outcome of these audits may result in material taxes payable or an increase in expected future tax rates.

•	Our share price has been volatile, and an investment in our common shares could suffer a decline in value.

•	Future issuances of common shares by us or sales by our existing shareholders may cause our stock price to fall.

•	We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

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